EXHIBIT 99.5

Press Release

Algeria – extension of the TFT gas field license

Paris, June 11, 2018 – Sonatrach, Total, Repsol and Alnaft (the National Agency for the Valorisation of Hydrocarbon Resources), have signed a new concession contract for a period of 25 years to extend the exploitation of the Tin Fouyé Tabankort (TFT) gas and condensate field. This new contract1, which will become effective upon the approval by the relevant Algerian authorities, will give Total a 26.4% interest alongside Sonatrach (51%) and Repsol (22.6%). The companies have also signed a gas marketing agreement.

The partners will carry out the drilling and development investments required to develop additional reserves estimated at more than 250 million barrels of oil equivalent. These investments will allow to maintain the production of the field, which is currently over 80,000 barrels of oil equivalent per day for 6 years.

“Today’s agreements mark a new milestone in the implementation of the comprehensive partnership agreement signed between Sonatrach and Total in April 2017, and strengthen the strategic cooperation between the two companies. As a historical partner of the TFT field, Total will continue to provide the best of its technological expertise to keep developing the reserves of this gas field. This project is in line with the Group’s strategy to grow its gas production in competitive conditions,” commented Patrick Pouyanné, Chairman and CEO of Total.

Total in Algeria

Total’s exploration and production activities in Algeria date back to 1952. In 2017, Total produced 15,000 barrels of oil equivalent per day (boe/d) in Algeria, all of it from the TFT gas and condensate field. The Group currently holds a 35% in interest in TFT.

In March 2018, Total started up production from the Timimoun gas field in southwestern Algeria. The Group has a 37.75% interest in the field, which has a production capacity of 5 million cubic meters of gas per day (around 30,000 boe/d).

Through the Maersk Oil acquisition, which closed on March 8, 2018, Total now holds a 12.25% interest in the El Merk, Hassi Berkine and Ourhoud oil fields, which have a combined production capacity of 400,000 boe/d.

In November 2017, Total also announced the acquisition of Engie’s upstream liquefied natural gas (LNG) assets. Once closed, this transaction will add 4.6 million tons per year to the Group’s global LNG portfolio thanks to supply agreements with Sonatrach.

In May 2018, Total has signed an agreement with Sonatrach to launch the engineering studies for a petrochemical project in Arzew, western Algeria.

In Algeria, the Group is also active in the marketing of lubricants and bitumen.

[1]	In accordance with the law 05-07 (modified 13-01)

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

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